DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5553

DIVISION OF
CORPORATION FINANCE

February 28, 2006

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Re: Pfizer, Inc.
Incoming letter dated January 28, 2006

Dear Mr. Crapo:

This is in response to your letter dated January 28, 2006 concerning the shareholder proposal you submitted to Pfizer. On January 23, 2006, we issued our response expressing our informal view that Pfizer could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017-5755

78003

John Jennings CRAPO
Homeless PFIZER INC
Shareholder AND Veteran
army of US of America, etc
Homeless Shelter
PO BOX 400151
CAMBRIDGE MS 28 Jan 2006
02140-0002

via Certified mail
return receipt please ("CMRRR")
U.S. Securities & Exchange Commission "Commission"
attn please Mstr Eric FINSETH
atty advisor
re: No action letter made public
23 Jan 2006 re: my shareholder proposal
to said Corporations

Dear Honorable Commissioner

Enclosed I call to your attention the copy of order of Board of Social Workers Dkt # SW-05-003 my license # 20/201 date 25 Jan 2006 who fail to agree your no action letter - and for that reason & others I ask to reconsider & permit my proposal to appear at the shareholder meeting in question in proxy statement for the meeting of PFIZER Corp shareholders assembled shareholders & proxies meeting as assembled meeting Brief I am

Sincerely John Jennings Crapo

c.c. to via CMRRR PFIZER INC atty
please MS MORAN Natl DAV Magazine
complete with enclosures

encl: Five (05)

JJC/JJC

After 5 days return to the
DIVISION OF REGISTRATION
OFFICE OF LEGAL COUNSEL
239 Causeway Street
Boston, MA 02114

O/S AUTH 100
MAILED AT 02301

PRESORTED FIRST CLASS

BOSTON
JAN 25'06
MA

PB METER
7145804

0 371
U.S. POSTAGE

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140

COPY

KXTONMF 02140

50% RECYCLED PAPER
30% POST-CONSUMER

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss

BOARD OF REGISTRATION OF SOCIAL WORKERS

IN THE MATTER OF
JOHN JENNINGS CRAPO
LICENSE No. 201201

DOCKET NO. SW-05-003

BOARD'S FINAL DECISION AND ORDER

Procedural Background

This matter comes before the Board of Registration of Social Workers ("Board") on Prosecuting Counsel's Motion for Summary Decision (the "Motion") filed on June 30, 2005. The Respondent did not file a timely response to the Motion and on July 12, 2005, the Board granted the Motion. On that date, the Board mailed a copy of the decision along with a cover letter notifying Respondent that if he wanted a hearing on sanctions he should return the enclosed request form within fourteen (14) days of the date of the decision (July 28, 2005). Respondent did not request a hearing on sanctions. Therefore, the Board enters this final decision and order.

The Board entered summary decision in favor of the prosecution based on the fact that an evaluation by the U.S. Department of Veterans Affairs found the Respondent 100-per cent disabled as a result of chronic paranoid schizophrenia.

Exhibits

Prosecution's Exhibits submitted in support of the Motion and relied on in this final decision are entered into the Record as Exhibits 1-5.

1. Record of standing of licensee.
2. Respondent's application for license renewal, dated July 13, 2004.

3. U.S. Department of Veterans Affairs Rating Decision, dated June 23, 2004.
4. Complaint against Respondent submitted by the Board on August 11, 2004 and attached material sent by Respondent to the Board, dated August 3, 2004.
5. Material sent by Respondent to the Division of Professional Licensure, dated January 28, 2005.
6. Board's Ruling on Summary Decision and cover letter.

Findings of Fact

We now find as facts established in the record by a preponderance of the evidence the following:

1. Respondent is licensed by the Board, License No. 201210. (Exhibit 1 and Board Records of which the Board takes administrative notice)
2. Respondent has received notice of this disciplinary proceeding and the charges against his license. (Exhibit 1 and 6)
3. On or about July 2004, the Board received Respondent's application for license renewal. (Exhibit 2)
4. Along with his license renewal application, Respondent sent documentation from the U.S. Department of Veterans Affairs evaluating him as 100-percent disabled by chronic paranoid schizophrenia as of April 29, 2003. (Exhibit 3)
5. The U.S. Department of Veterans Affairs document states that "[a]n evaluation of 100 percent [disability by chronic paranoid schizophrenia] is assigned whenever there is evidence of total occupational and social impairment, due to such symptoms as: gross impairment in thought processes or communication; persistent delusions or hallucinations; grossly inappropriate behavior; persistent danger of hurting self or others; intermittent ability to perform activities of daily living (including maintenance of minimal personal hygiene); disorientation to time or

place; memory loss for names of close relatives, own occupation, or own name." (Exhibit 3)

6. In or about August 2004, the Board received additional material from the Respondent, including photocopies of food wrappers, receipts, and news articles not relevant to his license renewal. (Exhibit 4)
7. The Board initiated a complaint against Respondent on the basis of the material he submitted, and docket No. SW-05-003 was assigned to the complaint. (Exhibit 4)
8. Respondent has continued to submit irrelevant and inappropriate material in an effort to respond to the complaint against him, including material he submitted in or about January 2005. (Exhibit 5)
9. At all relevant times, M.G.L. c. 112, section 61 has provided that the Board may revoke a license to practice as a social worker if it appears to the Board that the licensee "is incapacitated by reason of mental illness."
10. In 2004 and at all relevant times, Board regulations at 258 CMR 20.05 provided that "[a] social worker shall not perform, or offer to perform, any professional function or service at any time while he or she is impaired...as a result of incapacitation due to illness."

Conclusions of Law

1. Based on Finding of Fact 1, the Board has jurisdiction to hear this disciplinary matter.
2. Based on Finding of Fact 2, Respondent has received notice of this disciplinary proceeding, the allegations, the Motion and his opportunity to request a sanctions hearing.
3. Based on Finding of Facts 4 through 10, Respondent violated 258 CMR 20.05.

Discussion

Here, the record conclusively demonstrates that the Respondent is 100 percent disabled as a result of chronic paranoid schizophrenia. His evaluation by the U.S. Department of Veterans Affairs states that he is unable to establish and maintain work and social relations. Respondent has offered nothing to dispute this fact. Social workers may not perform any professional function or service while impaired as a result of incapacitation due to illness. 258 CMR 20.05. The Board has the authority under M.G.L. c. 112, section 61 to revoke a license to practice social work if it appears to the Board that the licensee is incapacitated by reason of mental illness. The record before the Board demonstrates that Respondent is in violation of 258 CMR 20.05.

Conclusion and Order

COPY

As found above, Respondent is subject to discipline by the Board. Accordingly, the Board Orders that Respondent's license to practice as a social worker in the Commonwealth of Massachusetts be suspended for two (2) years. At the end of the two year suspension period Respondent may apply to the Board for re licensure so long as Respondent can provide evidence that he is current with all licensure requirements at the time he applies.

The Board voted in favor of a motion to issue this Order on December 6, 2005 by a unanimous vote.

RIGHT TO APPEAL

This is a final decision of the Board, pursuant to M.G.L. c. 112, section 30A. Respondent is hereby notified of his right to appeal this Final Decision and Order by filing a written petition for judicial review with the Supreme Judicial Court within thirty days after the entry of this Order, pursuant to M.G.L. c. 112, sections 64.

Board of Registration of Social Workers

By: [signature]

Date issued: Dec 6, 2005

Sent on 1/23/06 US Mail & Certified to 7003 0500 0003 4388 0711
John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140